

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Jed Latkin
Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
4995 Bradenton Avenue, Suite 240
Dublin, Ohio 43017

> **Re: Navidea Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2020**
> **File No. 333-238911**

Dear Mr. Latkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed on June 3, 2020

Incorporation of Certain Information by Reference, page 23

1. Please amend the list of documents incorporated by reference into the registration statement to include Exchange Act filings made between the time the registration statement was initially filed and effectiveness. In this regard, we note that the Company filed a Form 8-K on June 4, 2020. Note that your statement on the top of page 24 that "all documents subsequently filed" are incorporated by reference only covers Exchange Act reports made after the effective time of the registration statement.

Exhibits

2. We note that Section 7 of Article VII of the Amended and Restated By-laws of the Company designate the Court of Chancery of the State of Delaware as the exclusive

forum for certain litigation, including any "derivative action or proceeding brought on behalf of the corporation." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-7614 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles